Confidential Treatment

Requested by JPMorgan Chase & Co.

February 15, 2011

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	JPMorgan Chase & Co.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Form 8-K filed January 14, 2011

File No. 001-05805

Dear Ms. Hunsaker:

We are in receipt of the letter, dated January 31, 2011, to Douglas L. Braunstein, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses.

Form 10-K for the fiscal year ended December 31, 2009

General

1.

We note your response to prior comment 1 in our letter dated July 23, 2010. We do not agree with your conclusion that the opinion filed as Exhibit 5.1 to your shelf registration statement (File No. 333-155535) satisfies the requirements of Item 601(b)(5)(i) of Regulation S-K. We note the same with respect to your shelf registration statement filed on October 13, 2010 (File No. 333-169900). Accordingly, please file clean legal opinions in connection with any takedowns from your shelf registration statements. Alternatively, you may amend your registration statements to file clean legal opinions that cover future takedowns. See Securities Act Rules

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Compliance and Disclosure Interpretation 212.05 and Securities Act Forms Compliance and Disclosure Interpretation 118.02.

The Firm acknowledges the Staff’s comment with respect to the legal opinions filed as Exhibit 5.1 to each of the Firm’s shelf registration statements (File Nos. 333-169900 and 333-155535), and will take this comment into consideration in connection with future drawdowns of securities from these registration statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 30. Commitments and contingencies, page 230

2.	Please be advised that we are still evaluating your response to prior comment two in our letter dated November 4, 2010.

We await any further comments that you may have with respect to this item.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loan modification activities – credit card loans, page 93

3.	We note that you have a significant credit card portfolio and that as of September 30, 2010 you had $8.8 billion of on-balance sheet credit card loans outstanding for borrowers enrolled in a credit card modification program, substantially all of which are modifications that are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, tell us how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at the origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

Substantially all of the Firm’s credit card loan agreements have provisions where the interest rate on the loan may be (but is not automatically) increased due to nonpayment, late payment, or similar events (the “penalty rate”). Beginning in 2010, penalty rates may be applied to outstanding balances only after the balance is 60 days past due and after a notification period of at least 45 days. The primary business purpose of the penalty rate is to encourage borrowers to use their cards responsibly and to make at least minimum payments in a timely manner in accordance with the agreement.

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ASC 310-40-35 requires that the expected future cash flows of the impaired loan be discounted at the loan’s effective interest rate (the rate of return implicit in the loan), which is based on the loan’s original contractual rate. For purposes of measuring impairment on credit card loans restructured in troubled debt restructurings, the Firm discounts expected cash flows at the loan’s original contractual rate (that is, the interest rate in effect prior to the imposition of a penalty rate), which generally ranges from approximately 14% to approximately 20%, depending on the portfolio. The Firm does not believe that the penalty rate represents the rate of return implicit in a credit card loan as contemplated in ASC 310-40-35-12 and the Master Glossary, particularly since the Firm is generally unable to collect such amounts from borrowers who are experiencing financial difficulty. Borrowers who are experiencing financial difficulty and become subject to the penalty rate are often considered for participation in one of the Firm’s modification programs. If the borrower qualifies, then that borrower’s interest rate is reduced. If the borrower doesn’t qualify for one of the Firm’s modification programs because the borrower does not have the ability and/or intent to repay the loan even under modified terms, it is unlikely that the borrower will make future payments based upon either the original contractual rate or the penalty rate; a significant majority of such loans are ultimately charged off. In either the case where a financially distressed borrower enters a modification program or is not able to do so, the penalty rate is unlikely to be collected.

Because of the nature and general uncollectibility of the penalty rate, the Firm believes that the penalty rate does not represent the loan’s implicit rate of return, and therefore the Firm determines the effective interest rate of the loan using the loan’s original contractual rate. The Firm believes this policy is consistent with general industry practice.

Consolidated Financial Statements

Notes to Consolidated Financial Statements (unaudited)

Note 14 – Allowance of Credit Losses, page 154

4.	Please tell us whether your “formula-based” allowance for credit losses factors in contractual interest payments not expected to be collected on the loan. If so, tell us how your model captures this expectation and consider providing further disclosure about this in your Form 10-K for the fiscal year ended December 31, 2010.

The formula-based component determined pursuant to 450-20 represents management’s estimate of probable losses of principal inherent in the loan portfolio as of the balance sheet date. Consistent with the Firm’s response dated March 2, 2010 to the Staff’s question 2, this assessment is based on principal losses without regard to the timing of when losses are expected to be realized. In addition, the Firm considers uncollectible future interest payments through its accounting policy for nonaccrual loans, under which interest is not accrued on loans when there is substantial doubt regarding collectability. For credit card loans, which are not subject to the nonaccrual policy as

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permitted by regulatory guidance, the Firm establishes an allowance for the estimated uncollectible portion of billed and accrued interest and fee income.

When loans are identified as impaired (including loans modified in a troubled debt restructuring), the Firm assesses the allowance for loan loss pursuant to ASC 310-10-35, and incorporates the effect of foregone interest in the present value calculation. This assessment considers all contractual cash flows (both principal and interest) expected to be received over the estimated life of the impaired loan and applies a discount rate to those cash flows.

The Firm will include a description of the formula-based component of the allowance for credit losses in its Form 10-K for the year ended December 31, 2010.

Form 8-K filed January 14, 2011

5.	We note your disclosure on page 4 of your earnings release that you recorded a $632 million adjustment related to the timing of when you recognize charge-offs on delinquent loans. Please tell us the cause of the change in charge-off policies for the specific loans in questions and enhance your disclosures in future filings to discuss the loans impacted and the reason for the change.

The Firm’s policy, consistent with U.S. banking regulatory guidance, requires residential home loans to be charged-off to the value of the collateral, less cost to sell (net realizable value) no later than when the loan becomes 180 days past due. Subsequent declines in the collateral value, until the final liquidation of the collateral, result in further charge-offs. During the fourth quarter of 2010, the Firm recorded a $632 million aggregate adjustment to increase the amount of net charge-offs related to the Firm’s estimate of the net realizable value of the collateral underlying delinquent residential home loans.

To estimate the net realizable value of delinquent residential home loans and owned real estate, the Firm obtains a real estate broker opinion of the value based on an exterior-only evaluation (“exterior opinion”) or appraisal values based on an appraisal undertaken after a “walk-through” of the interior of the home (“interior appraisals”). These exterior opinions and interior appraisals are then adjusted (generally discounted) based on the Firm’s actual experience with liquidation values, considering factors such as the geographic location (i.e. state) in which the property is located and type of mortgage (i.e. first or second lien). Since early 2009, the Firm has regularly reevaluated its valuation process and has made several refinements during that time period to take into consideration recent changes in the factors that affect the net realizable value of delinquent home loans, including (i) the rapid declines in home prices that began to occur in 2008, (ii) the substantial lengthening of foreclosure timelines, and (iii) uncertainties regarding the ultimate resolution (foreclosure, short sale, or modification) of loans in

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default (particularly given an increasing focus on modifying loans rather than foreclosure or short sale).

In the fourth quarter of 2010, the Firm again updated its analysis of actual loan liquidation values over the past eighteen months, including data regarding the ultimate outcome of recent modification and other loss mitigation activities. As a result, the Firm refined its collateral valuation processes to reflect in its loan-level charge-offs the increasing probability that seriously delinquent loans will be liquidated, and that the gap between actual liquidation values received and the estimates originally obtained through exterior opinions would be realized. This refinement resulted in the Firm applying a larger standardized adjustment (discount) to the exterior opinions used to estimate the net realizable value of the collateral at the time of charge-off for delinquent loans prior to foreclosure. This adjustment was deemed appropriate given that the Firm’s review revealed that exterior opinions received immediately prior to a foreclosure were generally approximately 20% higher than the interior appraisal obtained at foreclosure, and that foreclosed homes are often sold at a discount to the interior appraisal for a variety of factors.

The application of these updated adjustments resulted in a lower net realizable value of $632 million, which was reflected as a charge-off in the fourth quarter of 2010. The Firm will include a description of this adjustment in its Form 10-K for the year ended December 31, 2010.

6.

We note your response to prior comment 4 to our letter dated November 4, 2010 where you indicate that you do not believe you can estimate the amount of the losses that are at least reasonably possible in excess of the amounts accrued related to your mortgage repurchase liability. We also note statements made by your Chief Executive Officer on your fourth quarter earnings call that given the levels that you have taken in both expense and reserves, and the guidance given for 2011, that you have a good chance of being “done” on the agency repurchase side. Furthermore, we note statements made by your Chief Financial Officer on the same call indicating that you are likely to expense additional charges early in the year, but once determined that you are fully reserved, you would be charging future amounts against the reserve. Based on these factors, it would appear that there is a reasonable possibility that there will be losses in excess of the amounts accrued and that you have the ability to estimate the amount, at least for some of your counterparties. We note that these amounts and estimates would be updated as time progresses and new information is identified. Please tell us and revise your disclosure in future filings, beginning with your Form 10-K for the fiscal year ended December 31, 2010, to provide the range of reasonably possible losses for all of your counterparties for which this is possible.

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The Firm believes that estimating reasonably possible losses with respect to the Firm’s mortgage repurchase liability is very challenging for several reasons, including the lack of an upper limit or claim amount. In addition, the potential exposure is largely dependent on the behavior of third-party claimants and future macroeconomic conditions, the effects of both of which are difficult to predict. In light of these uncertainties, the Firm has described in its prior filings the sensitivity of the Firm’s repurchase liability to changes in assumptions.

To further assist financial statement readers to understand the potential effects of reasonably possible scenarios on the Firm’s mortgage repurchase liability, the Firm will enhance its disclosure in its Form 10-K for the year ended December 31, 2010 as follows:

“Substantially all of the estimates and assumptions underlying the Firm’s established methodology for computing its recorded repurchase liability – including factors such as the amount of probable future demands from purchasers, the ability of the Firm to cure identified defects, the severity of loss upon repurchase or foreclosure, and recoveries from third parties – require application of a significant level of management judgment. Estimating the repurchase liability is further complicated by limited and rapidly changing historical data and uncertainty surrounding numerous external factors, including: (i) macro-economic factors, and (ii) the level of future demands, which is dependent, in part, on actions taken by third parties such as the GSEs and mortgage insurers. While the Firm uses the best information available to it in estimating its repurchase liability, the estimation process is inherently uncertain and imprecise and, accordingly, losses in excess of the amounts accrued as of December 31, 2010 are reasonably possible.

The Firm believes the estimate of the range of reasonably possible losses, in excess of reserves established, for its repurchase liability is from $0 to approximately $XX billion at December 31, 2010. This estimated range of reasonably possible loss is based on an assumed peak to trough decline in home prices of XX%, which is an additional XX% decline in home prices beyond the Firm’s current assumptions. Such a decline could increase the level of loan delinquencies, thereby potentially increasing the repurchase demand rate from the GSEs and increasing loss severity on repurchased loans, which could affect the Firm’s repurchase liability. The Firm does not consider such a further decline in home prices to be likely to occur, and actual repurchase losses could vary significantly from the Firm’s recorded repurchase liability or this estimate of reasonably possible additional losses, depending on the outcome of various factors, including those considered above.”

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,

/s/ Louis Rauchenberger
Louis Rauchenberger Corporate Controller